AMENDMENT TO THE
                       PRINCIPAL INTERNATIONAL FUND, INC.
                             SUB-ADVISORY AGREEMENT

Agreement executed as of the 12th day of December 2000, to amend the Sub-Advisory Agreement executed as of November 1, 1994 (and including any subsequent amendments thereafter) by and between Princor Management Corporation (now known as Principal Management Corporation) (hereinafter called the "Manager") and Invista Capital Management, Inc., (now known as Invista Capital Management, LLC) (hereinafter called "Invista").

WHEREAS, in the Sub-Advisory Agreement, Manager retained Invista to furnish it with portfolio selection and related research and statistical services in connection with the investment advisory services which the Manager has agreed to provide to the Principal International Fund, Inc. (hereinafter called the "Fund"); and

WHEREAS, the Manager and Invista now wish to amend the Sub-Advisory Agreement;

NOW, THEREFORE, in consideration of the terms and conditions set forth hereinafter, the parties agree that effective January 1, 2001 Schedule A will read as follows:

                                   SCHEDULE A

For the services provided and the expenses assumed by Invista pursuant to the Sub-Advisory Agreement, the Manager, not the Fund, shall pay Invista a sub-advisory fee, computed daily and paid monthly, at an annual rate of 0.11% of the Fund's average daily net assets.


                     Principal Management Corporation

                         /s/Ralph C. Eucher
                     by:____________________________


                     Invista Capital Management, LLC

                        /s/Rollie Woltjen
                     by:____________________________